Exhibit 99.1

Volvo Trucks' Cab Plant in Umea, Sweden Takes Another Step towards Improving the Environment

STOCKHOLM, Sweden--(BUSINESS WIRE)--Nov. 28, 2006--In future, Volvo Trucks (Nasdaq:VOLV) (STO:VOLVA) (STO:VOLVB) in Umea will also paint plastic components in the new topcoat paint facility in order to reduce the total impact on the environment. This entails an investment of SEK 138 million, which is stage 2 of the total investment of SEK 650 million. Volvo Trucks will thereby further enhance quality in order to meet customer demands for better finish on the trucks.

The investment for painting plastics means changes in both technology and logistics, in which the paint plant will get an increased number of robots in both the priming and topcoat facilities and a completely new box for inspection and adjustments.

"The changes are being made for reasons of quality, costs, and the environment. There are great synergies to be gained by painting both the cab and its components in the same flow," says Lage Lindfors, plant manager for Volvo Trucks in Umea.

"Volvo stands for quality, safety, and environment, and Volvo Trucks now has a complete, world-class paint facility with focus on our core values," says Lage Lindfors.

Volvo Trucks sells trucks and transport solutions, specialized in heavy trucks with total weights above 16 tons. The company's products are marketed in more than 130 countries. Volvo Trucks is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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CONTACT: Volvo Trucks
Claes Claeson, +46 31 663908
Mobile: +46 708 363908
claes.claeson@volvo.com